STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of ROCKETTRADER INC. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " 4. " so that, as amended, said Article shall be and read as follows:

> The total amount of stock this corporation is authorized to issue is 10,000,000 shares of common stock and 5,000,000 shares of preferred stock(number of authorized shares of common stock and preferred stock),which bothhave a par value of $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 23rd day of July , 20 21 .

By: _____
Authorized Officer

Title: Shareholder and CEO

Name: Matthew P. Jones
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:19 PM 07/23/2021
FILED 08:19 PM 07/23/2021
SR 20212793196 - File Number 7914880



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "ROCKETTRADER INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SEVENTEENTH DAY OF MAY, A.D. 2021.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "ROCKETTRADER INC." WAS INCORPORATED ON THE TWENTY-SIXTH DAY OF MARCH, A.D. 2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE BEEN PAID TO DATE.

Jeffrey W. Bullock, Secretary of State

7914880 8300

SR# 20211795034

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203216856

Date: 05-17-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:45 PM 03/26/2020
FILED 03:45 PM 03/26/2020
SR 20202399666 - File Number 7914880

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is RocketTrader Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 1209 Orange Street (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is THE CORPORATION TRUST COMPANY.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of $0.001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Matthew Philip Jones
Mailing Address 2351 Sunset Blvd. Suite 170721
Rocklin, CA Zip Code 95765-4306

By: [signature]
Incorporator

Name: Matthew Philip Jones
Print or Type

**CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS**

OF

COMMON STOCK

OF

ROCKETTRADER INC.

**(Pursuant to Sections 151 of the
General Corporation Law of the State of Delaware)**

RocketTrader Inc., *dba* Quants Compete (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), **DOES HEREBY CERTIFY**:

WHEREAS, pursuant to authority conferred upon the Board of Directors (the "Board") by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and pursuant to the provisions of Section §151 of the Delaware General Corporation Law, the Board, pursuant to a unanimous written consent, effective as of September 28, 2021, adopted the following resolution providing for the amended designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, of the 1) Class A Common A and 2) Class B Common of the Corporation.

WHEREAS, the Certificate of Incorporation provides for two classes of shares known as common stock, $0.001 par value per share (the "Common Stock"), and preferred stock, $0.001 par value per share (the "Preferred Stock");

WHEREAS, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, as amended, of the Corporation, said Board on September 28, 2021, adopted a resolution creating a series of 5,000,000 shares of voting Preferred Stock designated a Preferred Stock, $0.001 par value; and

WHEREAS, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, as amended, of the Corporation, said Board on September 28, 2021, adopted a resolution creating two classes of Common Stock and designating 9,500,000 of the Common Stock as "Class A Common Stock" and 500,000 Common Stock as "Class B Common Stock"; and,

WHEREAS, that the Board of said Corporation duly adopted a resolution, effective September 28, 2021, authorizing the creation and directing the drafting of this Certificate of Designations, Preferences and Rights (the "Certificate of Designation") in connection with the 1) Class A Common Stock and 2) Class B Common Stock.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, and fix and determine the preferences, rights, qualifications, limitations and restrictions pursuant to this Certificate of Designation as relating to the 1) Class A Common Stock and 2) Class B Common Stock as follows:

FIRST

A. <u>Authorized Capital</u>. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 15,000,000 shares, consisting of: (i) 10,000,000 shares of Common Stock, par value $0.001 per share ("<u>Common Stock</u>"), of which 9,500,000 shares are currently designated "Class A Common Stock" ("<u>Class A Common Stock</u>") and of which 500,000 are designated "Class B Common Stock" ("<u>Class B Common Stock</u>"); and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share ("<u>Preferred Stock</u>"). Unless otherwise stated herein, the terms, "Common Stock", "Class A Common Stock", "Class B Common Stock", and "Preferred Stock" may be collectively referred to as the "<u>stock</u>".

The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of capital stock of the Corporation representing a majority in voting power represented by all outstanding shares of only Class A Common Stock of the Corporation entitled to vote generally, irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision.

B. *<u>Reclassification of 9,500,000 shares of Common Stock into Class A Common Stock</u>*. Immediately upon the effectiveness of this Certificate of Designation (the "<u>Effective Time</u>"), each one (1) share of common stock issued and outstanding or held in treasury of the Corporation immediately prior to the Effective Time (the "<u>Prior Common Stock</u>") will be, and hereby is, automatically reclassified and changed (without any further act) into one (1) share of Class A Common Stock, and each such reclassified share of Prior Common Stock shall be deemed a fully paid and non-assessable share of Class A Common Stock. From and after the Effective Time, each stock certificate representing shares of Prior Common Stock shall automatically, and without the necessity of presenting the same for exchange, represent that number of whole shares of Class A Common Stock into which such shares of Prior Common Stock represented by such certificate(s) shall have been reclassified. Notwithstanding the foregoing, upon surrender to the Corporation or its transfer agent of the certificate or certificates evidencing any Prior Common Stock duly endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an affidavit of loss with respect thereto, the Corporation or its transfer agent shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of whole shares of Class A Common Stock into which such holder's Prior Common Stock has been reclassified pursuant to the provisions hereof. Notwithstanding the foregoing, upon surrender to the Corporation or its transfer agent of such certificate or certificates evidencing any Prior Common Stock, the Corporation may, in lieu of issuing new stock certificates as provided above, determine that each share of Class A Common Stock represented by such surrendered certificate(s) shall be issued in uncertificated form in accordance with the DGCL.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

B. <u>Class A and Class B Common Stock</u>.

(1) <u>Voting Rights</u>.

(i) Except as otherwise provided in this Certificate of Designation, the Certificate of Incorporation, or otherwise required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of Class A Common Stock shall be entitled to ten (10) votes for each one (1) share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. By way of example purposes only, if a holder maintains 1,000 shares of Class A Common Stock, such holder shall be entitled to cast a total of 10,000 votes in connection with all matters submitted to a vote for the consent of the stockholders of the Corporation.

(iii) Except as otherwise provided in this Certificate of Designation, the Certificate of Incorporation, or otherwise required by applicable law, as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, each holder of Class B Common Stock shall be entitled to a voting ratio of 1:1; meaning, each holder of Class B Common Stock shall be entitled to one (1) vote for each one (1) share of Class B Common Stock. By way of example purposes only, if a holder maintains 1,000 shares of Class B Common Stock, such holder shall be entitled to cast a total of 1,000 votes in connection with all matters submitted to a vote for the consent of the stockholders of the Corporation.

(2) <u>Dividends</u>. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share proportionate to the total number of either Class A Common Stock or Class B Common Stock held by the holder, pro rata, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; <u>provided</u>, <u>however</u>, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be. Notwithstanding the foregoing, the Board may pay or make a disparate dividend(s) or distribution(s) per share when applied to Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate

dividend or distribution is approved in advance by the affirmative vote (or written consent) of the holders of a supermajority of the outstanding shares of only the Class A Common Stock.

(3) <u>Liquidation</u>. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock shall be divided among and paid pro rata to *__first__* the holders of the Class A Common Stock and then, *__second__* to the Class B Common Stock, unless disparate or different treatment of the shares of each class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved in advance by the affirmative vote (or written consent) of the holders of a supermajority of the outstanding shares of Class A Common Stock and Class B Common Stock.

(4) <u>Subdivision, Combinations or Reclassification</u>. In the event the Corporation, in any manner subdivides, combines or reclassifies the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock may be subdivided, combined or reclassified in the same manner, of which the decision as to whether or not the shares of the other class of Common Stock will be subdivided, combined, or reclassified in the same or any other manner shall be subject to the sole discretion and approved in advance by the affirmative vote (or written consent) of the holders of a supermajority of the outstanding shares of Class A Common Stock; <u>provided</u>, <u>further</u>, that shares of one such class of Common Stock may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Class A Common Stock.

(5) <u>Preferred Status</u>. Except as expressly provided in this ARTICLE FIRST and subject to the preferences applicable to any series of Preferred Stock, if any, holders of Class A Common Stock shall have *__first__* right, priority, preference, and privileges pursuant to this Certificate of Designation to participate and/or receive in the profits (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), of which the rights, priorities, preferences, and privileges holders granted to those holders of Class A Common Stock shall be made proportionate to each respective holder's total ownership in Class A Common Stock. Thereafter, except as provided in this ARTICLE FIRST and subject to the preferences applicable to any series of Preferred Stock, if any, holders of Class B Common Stock shall have the *__second__* right, priority, preference, and privileges pursuant to this Certificate of Designation to participate and/or receive in the profits (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), of which the rights, priorities, preferences, and preferences granted to those holders of Class B Common Stock shall be made proportionate to each respective holder's total ownership in Class B Common Stock.

(6) <u>Merger or Consolidation</u>. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis *__first__* among the

holders of the Class A Common Stock as a single class. Thereafter, such distribution or payment shall be made ratable on a per share basis **_second_** among the holders of the Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if such merger, consolidation or other transaction is approved by the affirmative vote (or written consent) of the holders of a supermajority of the then outstanding shares of Class A Common Stock.

SECOND.

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. Common Stockholders shall not be entitled to cumulative voting rights in the election of Directors of the Corporation.

B. Any action required or permitted to be taken by the holders of Common Stock at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

C. Unless otherwise provided by the Bylaws of the Corporation or otherwise prescribed by law, special meetings of stockholders, for any purpose or purposes, may be called at any time by either (i) the Chief Executive Officer, the (ii) Vice President, if applicable, or (iii) those authorized to do so by the Board of Directors, or by those holding not less than a supermajority of the then outstanding shares of Class A Common Stock.

THIRD.

Subject to the DGCL and the terms hereof, the Corporation reserves the right to amend or repeal any provision contained in this Certificate of Designation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

FOURTH.

Unless the Corporation consents in writing to the selection of an alternative forum, the Board authorizes and duly adopts the following steps will be used to settle any controversy, claim, or dispute, including, but not limited to, errors and/or omissions (collectively a "Dispute") arising out of or relating to this Certificate of Designation or the breach thereof:

> (i) Negotiation. The Corporation and any counterparty to a Dispute agree that they will attempt to resolve any Dispute relating to this Certificate of Designation by prompt, good faith negotiations. Any Dispute which is not settled within thirty (30) days after written notice of a Dispute is given by one party to the other shall be referred to arbitration pursuant to this ARTICLE FOURTH.

(ii) <u>Arbitration</u>. Any Dispute arising out of, or relating to, this Certificate of Designation or any alleged breach, termination, enforcement, interpretation or validity of this Certificate of Designation (including the determination of the scope or applicability of the agreement to arbitrate), which is not resolved pursuant to Clause 1. above, shall be settled by arbitration in San Francisco County, California, before a panel consisting of one individual having knowledge of securities and investment matters. Such arbitration will be administered by The American Arbitration Association ("AAA") pursuant to its Code of Commercial Arbitration. The award of the arbitration panel shall be final and binding, and judgment upon the award granted may be entered in any court of competent jurisdiction. Damages that are inconsistent with any applicable agreement between the parties, that are punitive in nature, or that are not measured by the prevailing party's actual damages, shall be unavailable in arbitration or any other forum. In no event, even if any other portion of these provisions is held to be invalid or unenforceable, shall the arbitration panel have power to make an award or impose a remedy that could not be made or imposed by a court deciding the matter in the same jurisdiction. The arbitrator will, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

If any provision or provisions of this ARTICLE FOURTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE FOURTH (including, without limitation, each portion of any sentence of this ARTICLE FOURTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE FOURTH.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation on this 28th day of September, 2021.

By: _____
Name: Mathew P. Jones, PhD
Title: Chief Executive Officer